Filed Pursuant to Rule 433

Registration No. 333-220267

September 4, 2019

Supplementing the Preliminary

Prospectus Supplement dated September 4, 2019

(To Prospectus dated August 30, 2017)

MPLX LP

Final Pricing Terms

September 4, 2019

$1,000,000,000 Floating Rate Senior Notes due 2021

$1,000,000,000 Floating Rate Senior Notes due 2022

Issuer:	MPLX LP

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2/BBB/BBB

Net Proceeds (before expenses) to the Issuer:	$1,992,500,000

Trade Date:	September 4, 2019

Settlement Date**:	September 9, 2019 (T+3)

$1,000,000,000 Floating Rate Senior Notes due 2021 (the “2021 Securities”)

Principal Amount:	$1,000,000,000

Maturity Date:	September 9, 2021

Coupon:	Three-month USD LIBOR plus 0.900% per annum. See “Description of the Notes—Interest—Effect of Benchmark Transition Event” contained in the prospectus supplement filed with the SEC for the offering to which this communication relates, which describes how the coupon payments will be determined by reference to a different base rate than LIBOR following the occurrence of a Benchmark Transition Event, as defined in the prospectus supplement

Price to Public:	100.000% of the principal amount plus accrued interest, if any, from September 9, 2019

Interest Payment Dates:	March 9, June 9, September 9 and December 9, commencing December 9, 2019

Optional Redemption Provision:	Par Call: On or after September 10, 2020 (the first business day after the date that is one year prior to the maturity of the 2021 Securities) at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but not including, the date of redemption

CUSIP / ISIN:	55336V BG4 / US55336VBG41

$1,000,000,000 Floating Rate Senior Notes due 2022 (the “2022 Securities”)

Principal Amount:	$1,000,000,000

Maturity Date:	September 9, 2022

Coupon:	Three-month USD LIBOR plus 1.100% per annum. See “Description of the Notes—Interest—Effect of Benchmark Transition Event” contained in the prospectus supplement filed with the SEC for the offering to which this communication relates, which describes how the coupon payments will be determined by reference to a different base rate than LIBOR following the occurrence of a Benchmark Transition Event, as defined in the prospectus supplement

Price to Public:	100.000% of the principal amount plus accrued interest, if any, from September 9, 2019

Interest Payment Dates:	March 9, June 9, September 9 and December 9, commencing December 9, 2019

Optional Redemption Provision:	Par Call: On or after September 10, 2020 (the first business day after the date that is two years prior to the maturity of the 2022 Securities) at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but not including, the date of redemption

CUSIP / ISIN:	55336V BH2 / US55336VBH24

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Barclays Capital Inc.

RBC Capital Markets, LLC

BNP Paribas Securities Corp.

Goldman Sachs & Co. LLC

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Senior Co-Managers:

BB&T Capital Markets, a division of BB&T Securities, LLC

Comerica Securities, Inc.

Fifth Third Securities, Inc.

The Huntington Investment Company

BNY Mellon Capital Markets, LLC

Loop Capital Markets LLC

The Williams Capital Group, L.P.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the notes will be made, against payment for the notes, on or about September 9, 2019, which will be the third business day following the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date of pricing will be required, because the notes initially will settle within three business days (T+3), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade notes prior to the date of delivery should consult their own legal advisors.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc., telephone: (800) 831-9146; Barclays Capital Inc., telephone: (888) 603-5847; or RBC Capital Markets, LLC, telephone: (866) 375-6829.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.